UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 17, 2005

   Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes       X               No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: January 17, 2005

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

FOR IMMEDIATE RELEASE

Monday, January 17, 2005

(No.2005-01-01)

CARMANAH ESTABLISHES TIER ONE NORTH AMERICAN DISTRIBUTION

NETWORK FOR ITS LED-BASED TRAFFIC LIGHTING AND ILLUMINATION PRODUCTS

Victoria, British Columbia, Canada - Monday, January 17, 2005 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that the Company is in the final stages of completing a comprehensive tier one North American distribution network for its LED-based traffic lighting products.  The Company currently has signed distribution agreements for its solar-powered LED and LED edge-lit traffic products with 11 of the top roadway product distributors as follows:

Brown Traffic Products Inc. Carrier and Gable, Inc. Electromega Ltd. Gades Sales Company Inc. Ocean State Signal Company Stansell Electric Company Inc.	Synchronex Inc. Texas Highway Products Ltd. Traffic Control Products, Inc. Traffic Products, LLC. Western Systems Inc.

Combined, these Authorized Carmanah Distributors are expected to effectively penetrate 35 U.S. States and all of Canada.  Carmanah is also in negotiations with additional distributors to cover the remaining U.S. States.

"Our strategy is to establish distribution agreements for our LED-based roadway lighting products with only the most reputable companies in the traffic control equipment industry," states Carmanah's CEO, Mr. Art Aylesworth.  "It has taken nearly a year to assemble what we believe is a world-class team of distribution partners.  We are now confident we have the representation necessary to capitalize on the growing North American demand for our products."

North American has the largest road network in the world with over 260,000 signalized intersections in the U.S. alone - a multi-billion dollar market.  Traffic accident statistics and demographic trends show a growing need for illuminated signs and traffic control devices on North American roads. For example:

  Although only 25 percent of driving occurs at night, this is when more than half of traffic fatalities happen, with "inadequate and poorly maintained signs" often cited as a contributing factor.

  Lack of illuminated crosswalks is a significant contributor to the 5,000 pedestrian fatalities and 70,000 pedestrian injuries that occur in the U.S. each year.  Most pedestrian deaths occur at night, at non-intersection locations where proper crosswalks and lighting are unavailable.  Only one-tenth of pedestrian deaths in 2002-2003 occurred inside a crosswalk.

  Roadway lighting will become critical over the next 15 years as the U.S. population over 65 rises from 13 to 20 percent.  The night illumination requirements of a 65-year-old driver are over eight times that of a 20-year-old.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

The following traffic lighting products that will be represented by Carmanah's N.A. Authorized Distributors:

  Edge-lit LED internally illuminated traffic signs

  Edge-lit LED internally illuminated street name signs

  Solar-powered LED pedestrian crosswalk beacons

  Solar-powered LED programmable school zone flashers

  Solar-powered LED warning flashers

For more information about these products, please visit www.roadlights.com.

About Carmanah

Carmanah is an award-winning manufacturer of proprietary LED lighting and illumination products for the roadway, marine, aviation, public transit, industrial worksite, and illuminated signage markets.  The Company has more than 100,000 installations in 110 countries.  The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah's Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah's Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

January 17, 2005

Item 3.

Press Release

January 17, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that the Company is in the final stages of completing a comprehensive tier one North American distribution network for its LED-based traffic lighting products.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth                         Peeyush Varshney

President                                 Corporate Secretary

(250) 380-0052                        (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 17th day of January 2005.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration